03 MAY 20 AM 7:21



www.bwt-group.com

BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

Rule 12g3-2(b) File No. 82-5222



03050694

Mondsee, 16 May 2003

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~ 82-5221

The enclosed Shareholder Information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours sincerely,



Rosina Höplinger (Ms)
Assistant to the Board

Enclosure

Shareholder Information

for the first quarter of 2003



BWT

www.bwt-group.com

Sales: € 97.9 million, -4.2% y.o.y.

BWT in the first quarter with sales and earnings decline

As expected, the start into the current financial year was difficult for the BWT Group – Best Water Technology. In the first quarter, Europe's market leader in water processing posted a sales and earnings decline, due largely to the downturn in the semiconductor business.

In the first three months consolidated sales declined by 4.2% from € 102.2 million to € 97.9 million. While the Aqua Ecolife Technologies division posted a year-on-year sales increase of 0.4% to € 63.4 million sales in the Aqua Systems Technologies division declined year-on-year by 11.4% from € 38.9 million to € 34.4 million.

Divisional sales developed as follows (in € million, without internal sales):

Division	1 – 3/2003	1 – 3/2002	+/- %
Aqua Ecolife Technologies (AET)	63.436	63.176	+0.4%
Aqua Systems Technologies (AST)	34.404	38.852	-11.4%
Fuel Cell Membrane Technologies (FCMT)	0.088	0.219	-59.8%
Total	**97.929**	**102.247**	**-4.2%**

Sales by division
(in € million)


2003
63.4 AET
34.4 AST
0.1 FCMT
63.2 AET
38.8 AST
0.2 FCMT
2002
Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

In the AET division, a good development of earnings was prevented by the continuing difficult situation on the German market. BWT Germany posted a 10.7% sales decline against the previous year, while France (+5.6%), Austria (+3%), Italy/Spain (+2.6%) and *Eastern Europe (+21.3%) all posted pleasing growth rates.*

Sales declined as expected in the AST division, which was unable to decouple itself from the continuing high investment restraint, particularly in the semiconductor industry, and to the end of March were down 11.4% year-on-year. The negative impact was felt particularly strongly at the Christ Group which registered a sales decline of 25%. On the other hand, the van der Molen Group, operating in the beverages industry, and Aqua Engineering, which operates in municipal water and wastewater treatment, posted gains of 31.3% and 4.6% respectively, but were not able to offset the above mentioned declines. It was pleasing that the English company Christ-Kennicott reported an increas in total operating performance for the first time for some time, with incoming orders in the first quarter confirming the turnaround.

The trend was still weak at FCMT. In this area the BWT subsidiary, FUMATECH, develops and markets high-quality membranes for deployment in fuel cells. In the first three months year-on-year sales declined from € T 219 to € T 88.

Order book € 125.1 million, -3% y.o.y.

As of the end of March the order book level at the BWT Group of € 125.1 million declined 3% on the € 129.0 million of the previous year. The key factor impacting this figure was Christ, which reported a downturn of the order book against the previous year of almost 25%. On the other hand, the order book at Aqua Engineering and in the van der Molen Group again improved.

Group Profit and Loss Account for the 1st quarter

in € 1000's	1st quarter 2003 Amount	%	1st quarter 2002 Amount	%
SALES	97,928.8	100.0	102,246.8	100.0
Materials and change in inventory	-42,525.8	-43.4	-44,842.4	-43.9
Personnel costs	-30,640.6	-31.3	-30,999.5	-30.3
Depreciation	-3,414.7	-3.5	-3,370.9	-3.3
Other operating expenses/income	-16,477.9	-16.8	-15,495.9	-15.2
RESULTS FROM OPERATING ACTIVITIES	4,869.8	5.0	7,538.1	7.4
Financial results	-706.7	-0.7	-1,360.8	-1.3
EARNINGS BEFORE TAX	4,163.1	4.3	6,177.3	6.0
Taxes on income	-1,177.3	-1.2	-2,221.6	-2.2
EARNINGS AFTER TAX	2,985.8	3.0	3,955.7	3.9
Result from minority shareholders	-98.0	-0.1	-166.3	-0.2
RESULTS OF ORDINARY BUSINESS ACTIVITIES	2,887.8	2.9	3,789.4	3.7
Extraordinary positions	0.0	0.0	0.0	0.0
GROUP RESULT	2,887.8	2.9	3,789.4	3.7
Earnings per share (in €):	0.16		0.21	

Segment results

in € 1000's	1st quarter 2003 Sales	EBIT	%	1st quarter 2002 Sales	EBIT	%
Aqua Ecolife Technologies	63,436	7,236	11.4	63,176	7,450	11.8
Aqua Systems Technologies	34,404	-1,967	-5.7	38,852	330	0.8
Fuel Cell Membrane Technologies	89	-404	x	219	-260	x
Aqua Finance	0	5	x	0	18	x
BWT Group	97,929	4,870	5.0	102,247	7,538	7.4

Number employed as at March 31, 2003: 2,454 persons

Staff numbers in the BWT Group at 2,454 employees were down by 12 persons against December 31, 2002 and by 56 persons against March 31, 2002. The AET segment employs 1,706 persons, the AST segment 731 and the FCMT segment 17 persons. The decline of 11 persons in the AET segment related primarily to the German BWT activities.

Outlook

The results of the first quarter confirm the expectations of the Management Board for the 2003 financial year. In the Aqua Ecolife Technology division, a slight sales upturn against the previous year is realistic, despite the weak situation on the German market. In the industrial business, it will not be possible to fully compensate the depressed order situation in the semiconductor industry with increases in the food and beverages area and in the municipal business. Capacity adjustments have already been initiated. The further reduction of financial liability and with it the reduction of gearing to under 65% are key objectives in the current financial year.

Mondsee, May 2003

The Management Board



Andreas Weißenbacher
Chairman of the
Executive Board



Gerhard Speigner
Finance Director



Massimo Grassi
Executive Board



K.M. Millauer
Executive Board

Investor relations

As a listed company, BWT AG endeavors to secure smooth and rapid communication between management, analysts, investors, shareholders and the press. To do this BWT has set up a center in company headquarters at Mondsee:

Tel. ++43/6232/5011-DW 1110
++43/6232/5011-DW 1112
++43/6232/5011-DW 1130

E-Mail: investor.relations@bwt.at
andreas.weissenbacher@bwt.at
gerhard.speigner@bwt.at
helmut.lengauer@bwt.at
www.investor.bwt.at

Of course up-to-date information is available at all times on the BWT web site.

Group result € 2.9 million, -23.8% y.o.y.
EBIT € 4.9 million, -35.4% y.o.y.

In the first three months of 2003, the development of earnings at the BWT Group was marked by declining total operating performance in the AST division, particularly in the semiconductor industry. In the first quarter, EBIT declined 35.4% yoy to € 4.9 million. Increased pressure on the margins, particularly in projects relating to the semiconductor industry, compounded the earnings situation in the AST division. In this division EBIT of € -2.0 million was generated after € +0.3 million in the previous year. In the AET, the EBIT margin at 11.4% reached almost the level of the previous year. Higher advertising expenditure resulted in a strong increase of other operating expenses, while material expenses were maintained at the level of the previous year and personnel costs even declined by 2%. The FCMT division posted a negative EBIT of € 0.4 million after € 0.3 million in the previous year.

Segment results (EBIT - in million €):

Division	1 - 3/2003	1 - 3/2002	+/- %
Aqua Ecolife Technologies (AET)	7.236	7.450	-2.9%
Aqua Systems Technologies (AST)	-1.967	0.330	X
Fuel Cell Membrane Technologies (FCMT)	-0.404	-0.260	-55.4%
Aqua Finance (AFI)	0.005	0.180	X
Total	**4.870**	**7.538**	**-35.4%**

The financial result reflects the strong reduction of interest-bearing liabilities and active cash management. Lower interest paid resulted in an improvement of the financial result from € - 1.4 million to € - 0.7 million. Earnings before tax were € 3 million, 24.5% down on the previous year's € 4.0 million and the consolidated result at € 2.9 million was down 23.8% on the previous year (€ 3.8 million) due to a lower tax rate than the previous year.

Cash flow from business activities + € 3.8 million (PY: -€ 0.2 million)
Gearing 70.3%

Cash flow from business activities continued to develop very positively. As a result of the "Cash-positive Program" it was improved from € -0.2 million in the previous year to +€ 3.8 million, allowing a further reduction of gearing to 70.3%. In the first three months, cash flow from the result declined from € 7.4 million to € 6.4 million. There was a further decline in interest-bearing financial liabilities and the equity capital moved up to € 125.8 million or 34.7% of the balance sheet (previous year: 30,6%).

Investments € 1.4 million (PY: € 1.4 million)

Investment activities at the BWT Group remained unchanged in comparison to the previous year. To March 2003 € 1.4 million was invested in fixed assets.

Consolidated balance sheet

in € 1000's	As at 31. 3. 2003	As at 31. 12. 2002
ASSETS		
Fixed assets	133,082.1	135,702.8
Inventories	46,918.8	45,123.8
Receivables	150,089.6	152,414.0
Liquid funds	20,977.4	19,506.5
Prepaid expenses	11,953.2	10,452.4
TOTAL ASSETS	**363,021.1**	**363,199.5**

in € 1000's	As at 31. 3. 2003	As at 31. 12. 2002
LIABILITIES		
Equity	125,791.8	123,396.6
Minority interests	888.2	805.2
Provisions	63,206.6	61,082.3
Liabilities	169,927.3	174,474.5
Deferred income	3,207.2	3,440.9
TOTAL LIABILITIES	**363,021.1**	**363,199.5**

Consolidated cash flow

in € 1000's	1 – 3/2003	1 – 3/2002
Liquid funds to January 1.	19,506.5	19,529.9
Cash flow from the result	6,395.8	7,375.4
Changes in working capital	-2,636.2	-7,564.3
Cash flow from business activities	3,759.6	-188.9
Cash flow from investment activities	-757.7	-1,195.2
Cash flow from financing activities	-1,003.1	-2,755.4
Other (exchange rate changes, etc.)	-527.9	105.5
Liquid funds to March 31	20,977.4	15,495.9

Statement of changes to shareholders' equity

in € 1000's	Share capital	Capital reserve	Earnings reserve	Currency translation difference	Total
As at December 31, 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Group result	0.0	0.0	2,887.8	0.0	2,887.8
Currency translation	0.0	0.0	0.0	-527.9	-527.9
Receivables from minorities	0.0	0.0	35.3	0.0	35.3
As at March 31, 2003	**17,833.5**	**17,095.8**	**89,963.2**	**899.3**	**125,791.8**

in € 1000's	Share capital	Capital reserve	Earnings reserve	Currency translation difference	Total
As at December 31, 2001	**17,833.5**	**17,095.8**	**75,338,4**	**910.3**	**111,178.0**
Group result	0.0	0.0	3,789.4	0.0	3,789.4
Currency translation	0.0	0.0	0.0	105.5	105.5
Receivables from minorities	0.0	0.0	45.1	0.0	45.1
As at March 31, 2002	**17,833.5**	**17,095.8**	**79,172.9**	**1,015.8**	**115,118.0**